EXHIBIT 99.1

Driver Management Releases Statement and Presentation Regarding First United Corporation’s Failure to Produce a Viable Strategic Plan

Believes The Company’s Recent Presentation Offers No Evidence That First United Can Achieve Anything Close to Sale-Level Value as a Standalone Bank

Views The Company’s Promotion of Recent Total Shareholder Return Figures as a Misrepresentative Smokescreen

Launches www.RenovateMyBank.com to Explain Why a Sale of First United Would Benefit Shareholders, Customers and Many Employees

NEW YORK—Driver Management Company LLC (“Driver”), the manager of a fund that holds more than 5% of the outstanding shares of First United Corporation (“First United” or the “Company”) (NASDAQ: FUNC), today issued the below statement to accompany its presentation focused on First United’s failure to deliver a viable strategic plan. The presentation—“First United: Still No Strategy”—can be downloaded and viewed at www.RenovateMyBank.com.

Abbott Cooper, Driver’s founder and managing member, commented:

“Driver has outlined an extremely appealing and logical path to maximizing value for First United’s shareholders: we believe there are a number of potential high-quality buyers for First United, shareholders could receive between $26 and $33 per share in a sale, and a transaction can be achieved quickly with minimal execution risk. We have suggested to First United’s Board of Directors that if it is unwilling to act in the best interests of shareholders right now and run a sale process, it should demonstrate how the Company could produce sale-level value on a standalone basis. Other major investors have also asked First United to either run a sale process or show why remaining independent is a better alternative.

With the release of its unconvincing and misrepresentative investor presentation last week, we believe First United’s leadership has made clear that remaining independent would be a dismal path forward for shareholders, customers, and many employees. Despite wasting months on a strategic plan intended to demonstrate how First United could potentially earn its independence, the Company has produced a presentation that insults shareholders by offering no tangible roadmap for maximizing value. I mean nothing—as in nada, zero, zilch.

Fortunately, it is not too late for First United to wake up to the overwhelming demand amongst shareholders for a sale. Driver remains willing to present its ideas and recommendations to the Board of Directors for how a value-maximizing sales process can be expeditiously run. If the status quo remains, however, we will have no choice but to nominate a slate of highly-qualified director nominees to bring the right independent perspectives to a boardroom that is desperately in need of a renovation.”

About Driver Management Company

Driver employs a valued-oriented, event-driven investment strategy that focuses exclusively on equities in the U.S. banking sector. The firm’s leadership has decades of experience advising and engaging with bank management teams and boards of directors on strategies for enhancing shareholder value. For information, visit www.drivermanagementcompany.com.

Contacts

For Media:

Profile

Charlotte Kiaie, 347-343-2999

ckiaie@profileadvisors.com

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